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Exhibit 99.2

    Annual Audited

    Consolidated

    Financial Statements

(Prepared in accordance with International
Financial Reporting Standards)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors (the "Board") and Shareholders of Agnico Eagle Mines Limited:

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (the "COSO criteria"). Agnico Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management certification report on internal control over financial reporting. Our responsibility is to express an opinion on Agnico Eagle Mines Limited's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that revenues and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agnico Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the two years in the period ended December 31, 2016, and our report dated March 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 27, 2017	Licensed Public Accountants

2   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2016, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 27, 2017	By	/s/ SEAN BOYD Sean Boyd Vice-Chairman and Chief Executive Officer
	By	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board and Shareholders of Agnico Eagle Mines Limited:

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico Eagle Mines Limited at December 31, 2016 and 2015 and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 27, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 27, 2017	Licensed Public Accountants

4   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)

	As at December 31, 2016	As at December 31, 2015

ASSETS

Current assets:

Cash and cash equivalents	$539,974	$124,150

Short-term investments	8,424	7,444

Restricted cash	398	685

Trade receivables (notes 6 and 17)	8,185	7,714

Inventories (note 7)	443,714	461,976

Income taxes recoverable (note 23)	–	817

Available-for-sale securities (notes 6 and 8)	92,310	31,863

Fair value of derivative financial instruments (notes 6 and 20)	364	87

Other current assets (note 9(a))	136,810	194,689

Total current assets	1,230,179	829,425

Non-current assets:

Restricted cash	764	741

Goodwill	696,809	696,809

Property, plant and mine development (note 10)	5,106,036	5,088,967

Other assets (note 9(b))	74,163	67,238

Total assets	$7,107,951	$6,683,180

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities (note 11)	$228,566	$243,786

Reclamation provision (note 12)	9,193	6,245

Interest payable (note 14)	14,242	14,526

Income taxes payable (note 23)	35,070	14,852

Finance lease obligations (note 13(a))	5,535	9,589

Current portion of long-term debt (note 14)	129,896	14,451

Fair value of derivative financial instruments (notes 6 and 20)	1,120	8,073

Total current liabilities	423,622	311,522

Non-current liabilities:

Long-term debt (note 14)	1,072,790	1,118,187

Reclamation provision (note 12)	265,308	276,299

Deferred income and mining tax liabilities (note 23)	819,562	802,114

Other liabilities (note 15)	34,195	34,038

Total liabilities	2,615,477	2,542,160

EQUITY

Common shares (note 16):
Outstanding — 225,465,654 common shares issued, less 500,514 shares held in trust	4,987,694	4,707,940

Stock options (notes 16 and 18)	179,852	216,232

Contributed surplus	37,254	37,254

Deficit	(744,453)	(823,734)

Accumulated other comprehensive income	32,127	3,328

Total equity	4,492,474	4,141,020

Total liabilities and equity	$7,107,951	$6,683,180

Commitments and contingencies (note 25)

On behalf of the Board:

Sean Boyd, CPA, CA, Director	Dr. Leanne M. Baker, Director

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   5

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2016	2015

REVENUES

Revenues from mining operations (note 17)	$2,138,232	$1,985,432

COSTS, EXPENSES AND OTHER INCOME

Production(i)	1,031,892	995,295

Exploration and corporate development	146,978	110,353

Amortization of property, plant and mine development (note 10)	613,160	608,609

General and administrative	102,781	96,973

Impairment loss on available-for-sale securities (note 8)	–	12,035

Finance costs (note 14)	74,641	75,228

(Gain) loss on derivative financial instruments (note 20)	(9,468)	19,608

Gain on sale of available-for-sale securities (note 8)	(3,500)	(24,600)

Environmental remediation (note 12)	4,058	2,003

Gain on impairment reversal (note 22)	(120,161)	–

Foreign currency translation loss (gain)	13,157	(4,728)

Other expenses	16,233	12,028

Income before income and mining taxes	268,461	82,628

Income and mining taxes expense (note 23)	109,637	58,045

Net income for the year	$158,824	$24,583

Net income per share — basic (note 16)	$0.71	$0.11

Net income per share — diluted (note 16)	$0.70	$0.11

Cash dividends declared per common share	$0.36	$0.32

COMPREHENSIVE INCOME

Net income for the year	$158,824	$24,583

Other comprehensive income (loss):

Items that may be subsequently reclassified to net income:

Available-for-sale securities and other investments:

Unrealized change in fair value of available-for-sale securities	36,757	4,822

Reclassification to impairment loss on available-for-sale securities (note 8)	–	12,035

Reclassification to gain on sale of available-for-sale securities (note 8)	(3,500)	(24,600)

Income tax impact of reclassification items (note 23)	467	1,684

Income tax impact of other comprehensive income (loss) items (note 23)	(4,925)	(613)

	28,799	(6,672)

Items that will not be subsequently reclassified to net income:

Pension benefit obligations:

Remeasurement gain (loss) of pension benefit obligations (note 15(a))	612	(205)

Income tax impact (note 23)	76	32

	688	(173)

Other comprehensive income (loss) for the year	29,487	(6,845)

Comprehensive income for the year	$188,311	$17,738

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

6   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity

Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	–	–	–	–	24,583	–	24,583

Other comprehensive loss	–	–	–	–	(173)	(6,672)	(6,845)

Total comprehensive income (loss)	–	–	–	–	24,410	(6,672)	17,738

Transactions with owners:

Shares issued under employee stock option plan (notes 16 and 18(a))	747,683	22,326	(4,654)	–	–	–	17,672

Stock options (notes 16 and 18(a))	–	–	20,056	–	–	–	20,056

Shares issued under incentive share purchase plan (note 18(b))	512,438	14,033	–	–	–	–	14,033

Shares issued under dividend reinvestment plan	345,734	9,305	–	–	–	–	9,305

Shares issued for joint acquisition of Malartic CHL property (note 5)	459,197	13,441	–	–	–	–	13,441

Shares issued for acquisition of Soltoro Ltd. (note 5)	770,429	24,351	–	–	–	–	24,351

Shares issued to settle CMGP Convertible Debentures previously issued by Osisko	871,680	24,779	–	–	–	–	24,779

Dividends declared ($0.32 per share)	–	–	–	–	(68,762)	–	(68,762)

Restricted Share Unit plan and Long Term Incentive Plan (notes 16 and 18(c))	(292,600)	(83)	–	–	–	–	(83)

Balance December 31, 2015	217,650,795	$4,707,940	$216,232	$37,254	$(823,734)	$3,328	$4,141,020

Net income	–	–	–	–	158,824	–	158,824

Other comprehensive income	–	–	–	–	688	28,799	29,487

Total comprehensive income	–	–	–	–	159,512	28,799	188,311

Transactions with owners:

Shares issued under employee stock option plan (notes 16 and 18(a))	6,492,907	245,128	(53,025)	–	–	–	192,103

Stock options (notes 16 and 18(a))	–	–	16,645	–	–	–	16,645

Shares issued under incentive share purchase plan (note 18(b))	344,778	15,443	–	–	–	–	15,443

Shares issued under dividend reinvestment plan	224,732	8,893	–	–	–	–	8,893

Shares issued under flow-through share private placement (note 16)	374,869	13,593	–	–	–	–	13,593

Dividends declared ($0.36 per share)	–	–	–	–	(80,231)	–	(80,231)

Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (notes 16 and 18(c,d))	(122,941)	(3,303)	–	–	–	–	(3,303)

Balance December 31, 2016	224,965,140	$4,987,694	$179,852	$37,254	$(744,453)	$32,127	$4,492,474

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   7

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)

	Year Ended December 31,

	2016	2015

OPERATING ACTIVITIES

Net income for the year	$158,824	$24,583

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development (note 10)	613,160	608,609

Deferred income and mining taxes (note 23)	7,609	6,550

Gain on sale of available-for-sale securities (note 8)	(3,500)	(24,600)

Stock-based compensation (note 18)	33,804	35,822

Impairment loss on available-for-sale securities (note 8)	–	12,035

Gain on impairment reversal (note 22)	(120,161)	–

Foreign currency translation loss (gain)	13,157	(4,728)

Other	14,012	3,145

Adjustment for settlement of reclamation provision	(2,719)	(1,385)

Changes in non-cash working capital balances:

Trade receivables	(471)	52,019

Income taxes	28,082	(2,333)

Inventories	20,355	(40,547)

Other current assets	53,009	(74,106)

Accounts payable and accrued liabilities	(35,408)	20,464

Interest payable	(1,136)	710

Cash provided by operating activities	778,617	616,238

INVESTING ACTIVITIES

Additions to property, plant and mine development (note 10)	(516,050)	(449,758)

Acquisitions, net of cash and cash equivalents acquired (note 5)	(12,434)	(12,983)

Net purchases of short-term investments	(980)	(2,823)

Net proceeds from sale of available-for-sale securities and other investments (note 8)	9,461	61,075

Purchases of available-for-sale securities and other investments (note 8)	(33,774)	(19,815)

Decrease in restricted cash	287	49,785

Cash used in investing activities	(553,490)	(374,519)

FINANCING ACTIVITIES

Dividends paid	(71,375)	(59,512)

Repayment of finance lease obligations (note 13(a))	(10,004)	(23,657)

Proceeds from long-term debt	125,000	436,000

Repayment of long-term debt	(405,374)	(697,086)

Notes issuance (note 14)	350,000	50,000

Long-term debt financing (note 14)	(3,415)	(1,689)

Repurchase of common shares for stock-based compensation plans (notes 16 and 18(c,d))	(15,576)	(11,899)

Proceeds on exercise of stock options (note 18(a))	192,103	17,672

Common shares issued (note 16)	29,027	9,411

Cash provided by (used in) financing activities	190,386	(280,760)

Effect of exchange rate changes on cash and cash equivalents	311	(14,346)

Net increase (decrease) in cash and cash equivalents during the year	415,824	(53,387)

Cash and cash equivalents, beginning of year	124,150	177,537

Cash and cash equivalents, end of year	$539,974	$124,150

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid (note 14)	$71,401	$69,414

Income and mining taxes paid	$105,184	$81,112

See accompanying notes

8   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

1.   CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on March 27, 2017.

2.   BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars.

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. Significant accounting policies are presented in note 3 to these consolidated financial statements and have been consistently applied in each of the periods presented.

  B)
  Basis of Presentation

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in Canadian Malartic Corporation and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   9

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through the consolidated statements of income, unless the preliminary fair value of contingent consideration as at the acquisition date is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed retrospectively to the acquisition date.

    Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through the consolidated statements of income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries that are not held by the Company as at the date of acquisition. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

    In a business combination achieved in stages, the Company remeasures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of income.

  B)
  Non-current Assets and Disposal Groups Held For Sale and Discontinued Operations

    The Company classifies a non-current asset or disposal group as held for sale if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as an asset held for sale are measured at the lower of carrying amount and fair value less costs to dispose and the Company stops amortizing such assets from the date they are classified as held for sale. Assets and disposal groups that meet the criteria to be classified as held for sale are presented separately in the consolidated balance sheets.

    If the carrying amount of the asset prior to being classified as held for sale is greater than the fair value less costs to dispose, the Company recognizes an impairment loss. Any subsequent change in the measurement amount of items classified as held for sale is recognized as a gain, to the extent of any cumulative impairment charges previously recognized to the related asset or disposal group, or as a further impairment loss.

    A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes, that has been disposed of or is classified as held for sale and represents: a) a separate significant line of business or geographical area of operations; b) a part of a single co-ordinated plan to dispose of an area of operations; or c) a subsidiary acquired exclusively for resale. The results of the disposal groups or regions which are discontinued operations are presented separately in the consolidated statements of comprehensive income.

10   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  C)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    Monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    Non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    Revenue and expense items are translated using the average exchange rate during the period.

  D)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  E)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments.

  F)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

    The current portion of ore stockpiles, ore in leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   11

    at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  G)
  Financial Instruments

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt (including convertible debentures) and derivative financial instruments. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as trade receivables, accounts payable and accrued liabilities and long-term debt (excluding convertible debentures) are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value through the consolidated statements of income.

    Available-for-sale Securities

    The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. Investments are designated as available-for-sale based on the criteria that the Company does not hold these for trading purposes. The cost basis of available-for-sale securities is determined using the average cost method and they are carried at fair value. Unrealized gains and losses recorded to measure available-for-sale securities at fair value are recognized in other comprehensive income.

    In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be significant or prolonged, an impairment charge is recorded in the consolidated statements of income and comprehensive income. The Company assesses whether a decline in value is considered to be significant or prolonged by considering available evidence, including changes in general market conditions, specific industry and investee data, the length of time and the extent to which the fair value has been less than cost and the financial condition of the investee.

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. The Company does not hold financial instruments or derivative financial instruments for trading purposes.

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income and comprehensive income or in equity as a component of accumulated other comprehensive income, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness at each reporting period. Realized gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

  H)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

12   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

  I)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining properties, plant and equipment and mine development costs are recorded at cost, less accumulated amortization and accumulated impairment losses.

    Mining Properties

    The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and comprehensive income when the asset is derecognized.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period. Amortization is charged according to either the units-of-production method or on a

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   13

    straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Useful lives of property, plant and equipment are based on estimated mine lives as determined by proven and probable mineral reserves. Remaining mine lives at December 31, 2016 range from 1 to 18 years.

    Mine Development Costs

    Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

    Production stage stripping costs provide a future economic benefit when:

    •
    It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    The Company can identify the component of the ore body for which access has been improved; and

    •
    The costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

14   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Leases

    The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

    Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

    All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income on a straight-line basis over the lease term.

  J)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    Completion of a reasonable period of testing mine plant and equipment;

    •
    Ability to produce minerals in saleable form (within specifications); and

    •
    Ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  K)
  Impairment of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. The impairment loss

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   15

    related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts.

    Any impairment charge that is taken on a long-lived asset except goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a recovery should be recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. Impairments and subsequent reversals are recorded in the consolidated statement of income in the period in which they occur.

  L)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest rate method. Convertible debentures are accounted for as a financial liability measured at fair value in the consolidated statements of income.

  M)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in proven and probable mineral reserves and a corresponding change in the life-of-mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation

16   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

  N)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income (loss) and are subsequently transferred to retained earnings.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   17

    current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not subsequently recognized in net income.

  O)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income.

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  P)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income and comprehensive income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

18   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the "Participants") of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

    Performance Share Unit ("PSU") Plan

    The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the PSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

  Q)
  Revenue Recognition

    Revenue from mining operations consists of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from by-product metal sales are shown net of smelter charges as part of revenues from mining operations.

    Revenue from the sale of gold and silver is recognized when the following conditions have been met:

    •
    The Company has transferred to the buyer the significant risks and rewards of ownership;

    •
    The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

    •
    The amount of revenue can be measured reliably;

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   19

    •
    It is probable that the economic benefits associated with the transaction will flow to the Company; and

    •
    The costs incurred or to be incurred in respect of the transaction can be measured reliably.

    Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

  R)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item of the consolidated balance sheets.

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  S)
  Net Income Per Share

    Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. Convertible debt is dilutive whenever its impact on net income, including mark-to-market gains (losses), interest and tax expense, per ordinary share obtainable on conversion is less than basic net income per share. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

    •
    The exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    The proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

20   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  T)
  Income Taxes

    Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

    Deferred taxes are not recognized in the following circumstances:

    •
    Where a deferred tax liability arises from the initial recognition of goodwill;

    •
    Where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income or taxable profits; and

    •
    For temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Recently Issued Accounting Pronouncements

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Company plans to adopt the new standard on the required effective date.

During 2016, the Company performed a high-level impact assessment of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and may be subject to changes arising from further detailed analysis or additional reasonable and supportable information being made available to the Company in the future. Overall, there is no significant impact expected on the balance sheet or statement of equity from the adoption of IFRS 9.

Classification and measurement

The only change in IFRS 9 in respect of the classification of financial liabilities is that for those designated at fair value through profit or loss ("FVTPL"), fair value changes attributable to the Company's own credit risk are presented in OCI. IFRS 9

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   21

introduces a new model for classifying financial assets. The standard introduces principle-based requirements for the classification of financial assets, using the following measurement categories:

    •
    Debt instruments at amortized cost;

    •
    Debt instruments at fair value through OCI ("FVOCI") with cumulative gains and losses reclassified to profit or loss upon derecognition;

    •
    Debt instruments, derivatives and equity instruments at FVTPL; and

    •
    Equity instruments designated at FVOCI with no recycling of gains and losses upon derecognition.

The Company is still evaluating its different financial assets to ensure appropriate classification under IFRS 9.

Impairment

The new impairment requirements are based on a forward-looking expected credit loss model. The model applies to debt instruments measured at amortized cost or at FVOCI, as well as lease receivables, trade receivables, contracts assets (as defined in IFRS 15), and loan commitments and financial guarantee contracts that are not at fair value through profit or loss. The Company does not hold significant amounts of these types of financial assets and therefore does not expect these changes to have a significant impact.

Hedge accounting

The changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply hedge accounting.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company plans to adopt the new standard (including the clarifications issued by the IASB in April 2016) on the required effective date. During 2016, the Company commenced its preliminary assessment of IFRS 15 and some of the key issues it has identified, and its initial views and perspectives, are set out below. These are based on the work completed to date and the Company's current interpretation of IFRS 15 and may be subject to changes as more detailed analysis is completed and as interpretations evolve more generally. Furthermore, the Company is considering and will continue to monitor any further development. To date, the issues set out immediately below were identified by the Company as requiring further consideration.

Provisionally priced sales

Some of the Company's sales of metal in concentrate contain provisional pricing features. Under IAS 18, revenue is recognized under these contracts based on forward prices at the time of delivery, which is when the risks and rewards of ownership of the concentrate pass to the third-party smelters. Final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is established as of the date that the concentrate is delivered to the smelter.

22   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is currently evaluating the accounting treatment of these contracts under IFRS 15. The impact is expected to be immaterial. In 2016, revenue from concentrate sales contracts was approximately 0.7% of total revenue.

Other presentation and disclosure requirements

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards. The presentation requirements represent a significant change from current practice and will increase the volume of disclosures required in the financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016, the Company started to consider the systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases which brings most leases on-balance sheet for lessees by eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17 – Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard's transition provisions permit certain practical expedients. In 2017, the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements.

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Proven and Probable Mineral Reserves

Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The estimates are based on information compiled by "qualified persons" as defined under the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of recoverable proven and probable mineral reserves is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   23

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may impact the Company's consolidated balance sheets and consolidated statements of income and comprehensive income, including:

  •
  The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

  •
  Amortization charges in the consolidated statements of income and comprehensive income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

  •
  Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted; and

  •
  Reclamation provisions may change where changes to the proven and probable mineral reserve estimates affect expectations about when such activities will occur and the associated cost of these activities.

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the production stage. The Company considers the factors outlined in note 3 to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period or when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision as at the reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense, and estimates of the timing of repatriation of income. Several of these estimates require management to make

24   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company's total assets and as such the amortization of these assets has a significant effect on the Company's consolidated financial statements. Amortization is charged according to the pattern in which an asset's future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset's useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, exploration potential, and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income and comprehensive income.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. ("Yamana") to each acquire 50.0% of the shares of Osisko (now Canadian Malartic Corporation) under the principles of IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and

  •
  If the selling price drops below cost, the joint operators are required to cover any obligations the entity cannot satisfy.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   25

5.   ACQUISITIONS

Gunnarn Mining AB

On June 11, 2015, Agnico Eagle Sweden AB ("AE Sweden") an indirect wholly-owned subsidiary of the Company, acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement (the "Gunnarn SPA"). The operation and governance of Gunnarn and the Barsele project are governed by a joint venture agreement among the Company, AE Sweden, Orex and Gunnarn (the "Gunnarn JVA").

Under the Gunnarn SPA, the consideration for the acquisition of the 55.0% of Gunnarn's outstanding common shares was $10.0 million, comprised of $6.0 million in cash payable at closing and payments of $2.0 million in cash or, at AE Sweden's sole discretion, shares of the Company on each of the first and second anniversary of the closing. Under the Gunnarn JVA, AE Sweden committed to incur an aggregate of $7.0 million of exploration expenses at the Barsele project by June 11, 2018, 45.0% or $3.1 million of which is considered accrued purchase consideration. Accordingly, the Company's total purchase consideration for the acquisition of its 55.0% interest in Gunnarn was $13.1 million. AE Sweden may earn an additional 15.0% interest in Gunnarn under the Gunnarn JVA if it completes a feasibility study in respect of the Barsele project.

The Gunnarn JVA also provides AE Sweden with the right to nominate a majority of the members of the board of directors of Gunnarn (based on current shareholdings) and AE Sweden is the sole operator of the Barsele project and paid customary management fees.

In connection with the transaction, Orex also obtained a 2.0% net smelter return royalty on production from the Barsele property, which the Company may repurchase at any time for $5.0 million.

The Gunnarn acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired.

On September 25, 2015, Orex assigned its interest in the Gunnarn JV Agreement to Barsele Minerals Corp. ("Barsele Minerals"), which was at the time a wholly-owned subsidiary of Orex. All of the shares of Barsele Minerals were subsequently distributed to shareholders of Orex under a plan of arrangement.

26   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$5,994

Accrued consideration	7,150

Total purchase price to allocate	$13,144

Fair value of assets acquired and liabilities assumed:

Mining properties	$20,021

Cash and cash equivalents	3

Other current assets	35

Accounts payable and accrued liabilities	(80)

Long-term debt	(29)

Other liabilities	(6,806)

Net assets acquired	$13,144

Soltoro Ltd.

On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). At the time of its acquisition, Soltoro was a TSX Venture listed exploration company focused on the discovery of precious metals in Mexico.

Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) one common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement.

Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp., and retained all mining properties located within the state of Jalisco, Mexico. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement.

Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired separately from the purchase price allocation set out below.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   27

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$2,366

Agnico Eagle common shares issued for acquisition	24,351

Total purchase price to allocate	$26,717

Fair value of assets acquired and liabilities assumed:

Mining properties	$27,053

Cash and cash equivalents	2,375

Available-for-sale securities	17

Other current assets	130

Plant and equipment	33

Accounts payable and accrued liabilities	(1,134)

Other current liabilities	(1,757)

Net assets acquired	$26,717

Malartic CHL Property

On March 19, 2015, Agnico Eagle, Yamana and the Partnership completed the purchase of a 30.0% interest in the Malartic CHL property from Abitibi Royalties Inc. ("Abitibi") in exchange for 459,197 Agnico Eagle common shares, 3,549,695 Yamana common shares and 3.0% net smelter return royalties to each of Abitibi and Osisko Gold Royalties Ltd. on the Malartic CHL property. Total Agnico Eagle common share consideration issued was valued at $13.4 million based on the closing price of the common shares on March 18, 2015. The Malartic CHL property is located adjacent to the Company's jointly owned Canadian Malartic mine and the remaining 70.0% interest in the Malartic CHL property was jointly acquired through the June 16, 2014 acquisition of Osisko (the predecessor to Canadian Malartic Corporation). Concurrent with the transaction closing, each of Abitibi, Agnico Eagle, Yamana, the Partnership and Canadian Malartic Corporation released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL property. As a result of the transaction, Agnico Eagle and Yamana jointly own a 100% interest in the Malartic CHL property through their respective indirect interests in the Partnership.

28   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.   FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

Long-term debt is recorded on the consolidated balance sheets at December 31, 2016 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2016, the Company's long-term debt had a fair value of $1,319.7 million (December 31, 2015 – $1,226.5 million).

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2016 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$8,185	$–	$8,185

Available-for-sale securities	86,736	5,574	–	92,310

Fair value of derivative financial instruments	–	364	–	364

Total financial assets	$86,736	$14,123	$–	$100,859

Financial liabilities:

Fair value of derivative financial instruments	$–	$1,120	$–	$1,120

Total financial liabilities	$–	$1,120	$–	$1,120

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   29

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2015 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$7,714	$–	$7,714

Available-for-sale securities	27,630	4,233	–	31,863

Fair value of derivative financial instruments	–	87	–	87

Total financial assets	$27,630	$12,034	$–	$39,664

Financial liabilities:

Fair value of derivative financial instruments	$–	$8,073	$–	$8,073

Total financial liabilities	$–	$8,073	$–	$8,073

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

Available-for-sale Securities

Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities or non-transferable shares of publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as fair value through profit and loss.

30   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

7.   INVENTORIES

	As at December 31, 2016	As at December 31, 2015

Ore in stockpiles and on leach pads	$90,536	$88,633

Concentrates and dore bars	108,193	108,657

Supplies	244,985	264,686

Total current inventories	$443,714	$461,976

Non-current ore in stockpiles and on leach pads(i)	62,780	61,167

Total inventories	$506,494	$523,143

Note:

(i)
Ore that the Company does not expect to process within 12 months is classified as long-term and is recorded in the other assets line item on the consolidated balance sheets.

During the year ended December 31, 2016, a charge of $6.6 million (2015 – $8.6 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.   AVAILABLE-FOR-SALE SECURITIES

	As at December 31, 2016	As at December 31, 2015

Cost	$91,200	$64,832

Accumulated impairment losses	(36,017)	(36,842)

Unrealized gains in accumulated other comprehensive income	37,634	4,030

Unrealized losses in accumulated other comprehensive income	(507)	(157)

Total estimated fair value of available-for-sale securities	$92,310	$31,863

During the year ended December 31, 2016, the Company received net proceeds of $6.0 million (2015 – $54.4 million) and recognized a gain before income taxes of $3.5 million (2015 – $24.6 million) on the sale of certain available-for-sale securities.

During the year ended December 31, 2016, the Company recorded an impairment loss of nil (2015 – $12.0 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   31

9.   OTHER ASSETS

  (a)
  Other Current Assets
	As at December 31, 2016	As at December 31, 2015

Federal, provincial and other sales taxes receivable	$77,380	$89,313

Prepaid expenses	47,416	71,811

Insurance receivable	–	12,288

Other	12,014	21,277

Total other current assets	$136,810	$194,689

  (b)
  Other Assets
	As at December 31, 2016	As at December 31, 2015

Non-current ore in stockpiles and on leach pads	$62,780	$61,167

Other assets	11,383	6,071

Total other assets	$74,163	$67,238

32   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Total

As at December 31, 2014	$1,939,940	$2,009,247	$1,206,678	$5,155,865

Additions	103,664	174,477	283,221	561,362

Disposals	(88)	(6,269)	(1,757)	(8,114)

Amortization	(168,612)	(352,090)	(99,444)	(620,146)

Transfers between categories	(209,294)	239,041	(29,747)	–

As at December 31, 2015	1,665,610	2,064,406	1,358,951	5,088,967

Additions	53,072	244,018	279,119	576,209

Gain on impairment reversal	83,992	36,169	–	120,161

Disposals	(1,890)	(17,658)	–	(19,548)

Amortization	(207,383)	(342,208)	(110,162)	(659,753)

Transfers between categories	12,135	39,556	(51,691)	–

As at December 31, 2016	$1,605,536	$2,024,283	$1,476,217	$5,106,036

As at December 31, 2015

Cost	$3,330,464	$4,273,798	$1,867,172	$9,471,434

Accumulated amortization and net impairments	(1,664,854)	(2,209,392)	(508,221)	(4,382,467)

Net carrying amount – December 31, 2015	$1,665,610	$2,064,406	$1,358,951	$5,088,967

As at December 31, 2016

Cost	$2,593,659	$4,233,945	$2,050,980	$8,878,584

Accumulated amortization and net impairments	(988,122)	(2,209,663)	(574,763)	(3,772,548)

Net carrying amount – December 31, 2016	$1,605,537	$2,024,282	$1,476,217	$5,106,036

As at December 31, 2016, assets under construction, and therefore not yet being depreciated, included in the net carrying amount of property, plant and mine development amounted to $532.3 million (December 31, 2015 – $350.7 million).

During the year ended December 31, 2016, the Company disposed of property, plant and mine development with a carrying value of $19.5 million (2015 – $8.1 million). The loss on disposal was recorded in the other expenses line item in the consolidated statements of income and comprehensive income.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   33

Geographic Information:

	As at December 31, 2016	As at December 31, 2015

Northern Business:
Canada	$3,266,594	$3,196,494

Finland	867,257	851,867

Southern Business:
Mexico	961,943	1,030,364

United States	10,242	10,242

Total property, plant and mine development	$5,106,036	$5,088,967

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2016	As at December 31, 2015

Trade payables	$111,173	$121,633

Wages payable	42,522	40,020

Accrued liabilities	55,893	51,533

Other liabilities	18,978	30,600

Total accounts payable and accrued liabilities	$228,566	$243,786

In 2016 and 2015, the other liabilities balance consisted primarily of various employee payroll tax withholdings and other payroll taxes.

12. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2016 ranged between 0.74% and 2.35% (December 31, 2015 – between 0.48% and 2.37%).

34   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations. The settlement of the obligation is estimated to occur through to 2069.

	Year Ended December 31, 2016	Year Ended December 31, 2015

Asset retirement obligations – long-term, beginning of year	$269,068	$242,615

Asset retirement obligations – current, beginning of year	4,443	2,863

Current year additions and changes in estimate, net	(9,112)	64,305

Current year accretion	3,847	4,178

Liabilities settled	(1,113)	(1,496)

Foreign exchange revaluation	(1,474)	(38,954)

Reclassification from long-term to current, end of year	(5,953)	(4,443)

Asset retirement obligations – long-term, end of year	$259,706	$269,068

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2025.

	Year Ended December 31, 2016	Year Ended December 31, 2015

Environmental remediation liability – long-term, beginning of year	$7,231	$7,302

Environmental remediation liability – current, beginning of year	1,802	3,906

Current year additions and changes in estimate, net	243	180

Liabilities settled	(1,606)	(562)

Foreign exchange revaluation	1,172	(1,793)

Reclassification from long-term to current, end of year	(3,240)	(1,802)

Environmental remediation liability – long-term, end of year	$5,602	$7,231

13. LEASES

  (a)
  Finance Leases

    The Company has entered into sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with IAS 17 – Leases. The sale-leaseback agreements have an average effective annual interest rate of 3.3% and the average length of the contracts is five years.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   35

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. As at December 31, 2016, the total net book value of assets recorded under sale-leaseback finance leases amounted to $5.3 million (December 31, 2015 – $7.1 million).

    The Company has agreements with third party providers of mobile equipment. These arrangements represent finance leases in accordance with the guidance in IAS 17 – Leases. The leases are for two to seven years and have an average effective annual interest rate of 8.2%.

    As a result of its June 16, 2014 joint acquisition of Osisko, Agnico Eagle assumed indirect attributable secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at December 31, 2016, the Company's attributable finance lease obligations amounted to $5.9 million (December 31, 2015 – $13.7 million).

    The following table sets out future minimum lease payments under finance leases together with the present value of the net minimum lease payments:

	As at December 31, 2016			As at December 31, 2015
	Minimum Finance Lease Payments	Interest	Present Value	Minimum Finance Lease Payments	Interest	Present Value

Within 1 year	$5,955	$420	$5,535	$10,191	$602	$9,589

Between 1 – 5 years	6,630	311	$6,319	10,057	510	9,547

Total	$12,585	$731	$11,854	$20,248	$1,112	$19,136

    As at December 31, 2016, the total net book value of assets recorded under finance leases, including sale-leaseback finance leases, was $21.1 million (December 31, 2015 – $38.0 million). The amortization of assets recorded under finance leases is included in the amortization of property, plant and mine development line item of the consolidated statements of income and comprehensive income.

36   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office facilities. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

	As at December 31, 2016	As at December 31, 2015

Within 1 year	$3,691	$1,780

Between 1 – 3 years	4,780	2,479

Between 3 – 5 years	2,127	2,205

Thereafter	9,543	10,272

Total	$20,141	$16,736

    During the year ended December 31, 2016, $2.1 million (year ended December 31, 2015 – $1.4 million) of operating lease payments were recognized in the consolidated statements of income.

14. LONG-TERM DEBT

	As at December 31, 2016	As at December 31, 2015

Credit Facility(i)(ii)	$(6,416)	$258,083

2016 Notes(i)	347,716	–

2015 Note(i)	49,429	49,364

2012 Notes(i)	198,894	198,722

2010 Notes(i)	598,167	597,567

Other attributable debt instruments	14,896	28,902

Total debt	$1,202,686	$1,132,638

Less: current portion	129,896	14,451

Total long-term debt	$1,072,790	$1,118,187

(i)
Inclusive of deferred financing costs. The terms of the 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

(ii)
Amounts outstanding under the Credit Facility (as defined below) were fully repaid as at December 31, 2016. The December 31, 2016 balance relates to deferred financing costs which are being amortized on a straight-line basis until the maturity date of June 22, 2021. Credit Facility availability is reduced by outstanding letters of credit, amounting to $0.8 million at December 31, 2016.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   37

Scheduled Debt Principal Repayments

	2017	2018	2019	2020	2021	2022 and Thereafter	Total

2016 Notes	$–	$–	$–	$–	$–	$350,000	$350,000

2015 Note	–	–	–	–	–	50,000	50,000

2012 Notes	–	–	–	–	–	200,000	200,000

2010 Notes	115,000	–	–	360,000	–	125,000	600,000

Other attributable debt instruments	14,896	–	–	–	–	–	14,896

Total	$129,896	$–	$–	$360,000	$–	$725,000	$1,214,896

Credit Facility

On September 30, 2015, the Company amended its unsecured revolving bank credit facility (the "Credit Facility"), extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms.

On October 26, 2016, the Company further amended the Credit Facility to, among other things, extend the maturity date from June 22, 2020 to June 22, 2021 and amend pricing terms.

At December 31, 2016, the Credit Facility was fully repaid (December 31, 2015 – drawn down by $265.0 million). Outstanding letters of credit under the Credit Facility resulted in Credit Facility availability of $1,199.2 million at December 31, 2016.

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes") which, on issuance, had a weighted average maturity of 9.43 years and weighted average yield of 4.77%. Proceeds from the offering of the 2016 Notes were used to repay amounts outstanding under the Credit Facility.

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.54%	6/30/2023

Series B	200,000	4.84%	6/30/2026

Series C	50,000	4.94%	6/30/2028

Total	$350,000

2015 Note

On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. An amount equal to or greater than the net proceeds from the 2015 Note must be applied toward mining projects in the Province of Quebec, Canada.

38   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

Total	$200,000

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes" and, together with the 2016 Notes, the 2015 Note and the 2012 Notes, the "Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$115,000	6.13%	4/7/2017

Series B	360,000	6.67%	4/7/2020

Series C	125,000	6.77%	4/7/2022

Total	$600,000

CMGP Convertible Debentures

In connection with its joint acquisition of Osisko on June 16, 2014, the Partnership was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included senior unsecured convertible debentures (the "CMGP Convertible Debentures") with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate.

On June 30, 2015, the negotiated early settlement of all of the CMGP Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the CMGP Convertible Debentures along with a cash payment of $10.1 million to settle the Company's share of the obligations. In the year ended December 31, 2015, a mark-to-market loss of $2.4 million was recorded in the other expenses line item of the consolidated statements of income and comprehensive income related to the CMGP Convertible Debentures. Additional cash consideration of $3.2 million was paid to the holders of the CMGP Convertible Debentures upon settlement and was recorded in the other expenses line item of the consolidated statements of income and comprehensive income. As at December 31, 2015, the CMGP Convertible Debentures had principal outstanding of nil.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   39

Other Loans

In connection with its joint acquisition of Osisko on June 16, 2014, the Partnership was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt obligations included a secured loan facility (the "CMGP Loan"). A scheduled repayment of C$20.0 million ($15.4 million) was made on June 30, 2016, resulting in attributable outstanding principal of C$20.0 million ($14.9 million) as at December 31, 2016 (December 31, 2015 – $28.9 million).

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility and the Notes is guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the "Note Purchase Agreements") contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio below a specified maximum value.

The CMGP Loan requires the Partnership to maintain a minimum EBITDA to interest expense ratio and a maximum debt to EBITDA ratio.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements as at December 31, 2016. The Partnership was in compliance with all CMGP Loan covenants as at December 31, 2016.

Interest on Long-term Debt

Total long-term debt interest costs incurred during the year ended December 31, 2016 were $63.1 million (2015 – $58.8 million).

Total borrowing costs capitalized to property, plant and mine development during the year ended December 31, 2016 were $3.1 million (2015 – $1.7 million) at a capitalization rate of 1.70% (2015 – 1.25%).

During the year ended December 31, 2016, cash interest paid on the Credit Facility was $3.6 million (2015 – $8.7 million), cash standby fees paid on the Credit Facility were $5.2 million (2015 – $3.8 million) and cash interest paid on the Notes was $59.8 million (2015 – $49.4 million).

40   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

15. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2016	As at December 31, 2015

Long-term portion of capital lease obligations (note 13(a))	$6,319	$9,547

Pension benefit obligations (note 15(a))	19,273	17,146

Other	8,603	7,345

Total other liabilities	$34,195	$34,038

(a)
Pension Benefit Obligations

Executives Plan

Agnico Eagle provides the Executives Plan for certain current and former senior officers. It is considered a defined benefit plan as defined in IAS 19 – Employee Benefits with a pension formula based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan. The estimated average remaining service life of the plan at December 31, 2016 is 2.0 years. The funded status of the Executives Plan is based on actuarial valuations performed as of December 31, 2016.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   41

The funded status of the Executives Plan for 2016 and 2015 is as follows:

	Year Ended December 31,

	2016	2015

Reconciliation of the Executives Plan assets:

Executives Plan assets, beginning of year	$2,011	$2,278

Agnico Eagle's contributions	327	312

Benefit payments	(88)	(202)

Administrative Expenses	(119)	–

Interest on Executives Plan assets	86	83

Net return on Executives Plan assets excluding interest	(86)	(83)

Effect of exchange rate changes	61	(377)

Executives Plan assets, end of year	2,192	2,011

Reconciliation of Executives Plan defined benefit obligation:

Defined benefit obligation, beginning of year	10,641	11,895

Service cost	326	435

Benefit payments	(88)	(202)

Interest cost	456	445

Actuarial losses arising from changes in economic assumptions	400	–

Actuarial (gains) losses arising from Executives Plan experience	(185)	48

Effect of exchange rate changes	317	(1,980)

Defined benefit obligation, end of year	11,867	10,641

Net defined benefit liability, end of year	$9,675	$8,630

42   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of Agnico Eagle's pension expense recognized in the consolidated statements of income relating to the Executives Plan are as follows:

	Year Ended December 31,

	2016	2015

Service cost	$326	$435

Administrative Expenses	119	–

Interest cost on defined benefit obligation	456	445

Interest on Executives Plan assets	(86)	(83)

Pension expense	$815	$797

The remeasurements of the net defined benefit liability recognized in other comprehensive income (loss) relating to the Executives Plan are as follows:

	Year Ended December 31,

	2016	2015

Actuarial losses relating to the defined benefit obligation	$215	$48

Net return on Executives Plan assets excluding interest	86	83

Total remeasurements of the net defined benefit liability	$301	$131

In 2017, the Company expects to make contributions of $0.2 million and benefit payments of $0.1 million related to the Executives Plan.

The following table sets out significant weighted average assumptions used in measuring the Company's Executives Plan defined benefit obligation:

	As at December 31,

	2016	2015

Assumptions:

Discount rate – beginning of year	4.0%	4.0%

Discount rate – end of year	3.8%	4.0%

Rate of compensation increase	3.0%	3.0%

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   43

The following is a summary of the effect of changes in significant actuarial assumptions on the Company's Executives Plan defined benefit obligation:

As at December 31, 2016

Change in assumption:

0.5% increase in discount rate	$(766)

0.5% decrease in discount rate	845

0.5% increase in the rate of compensation increase	19

0.5% decrease in the rate of compensation increase	(19)

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Executives Plan defined benefit obligation as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

Other Plans

In addition to the Executives Plan, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2016, $9.7 million (2015 – $9.8 million) was contributed to the Basic Plan, $0.2 million of which related to contributions for key management personnel (2015 – $0.2 million). Effective January 1, 2008, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive's earnings for the year (including salary and short-term bonus). In 2016, the Company made $1.4 million (2015 – $1.3 million) in notional contributions to the Supplemental Plan, $0.9 million (2015 – $0.9 million) of which related to contributions for key management personnel. The Company's liability related to the Supplemental Plan is $7.1 million at December 31, 2016 (December 31, 2015 – $5.3 million). The Supplemental Plan is accounted for as a cash balance plan.

16. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2016, Agnico Eagle's issued common shares totaled 225,465,654 (December 31, 2015 – 218,028,368), less 500,514 common shares held in a trust (December 31, 2015 – 377,573 common shares held in a trust).

369,972 common shares are held in a trust in connection with the Company's RSU plan (December 31, 2015 – 373,785 common shares held in a trust). 124,500 common shares are held in a trust in connection with the Company's PSU plan (December 31, 2015 – nil).

44   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In the first quarter of 2015, a Long Term Incentive Plan ("LTIP") was implemented for certain employees of the Partnership and Canadian Malartic Corporation, both of which are jointly-owned, comprised of 50.0% deferred cash, 25.0% Agnico Eagle common shares and 25.0% Yamana common shares and vesting over a period ranging between 18 to 36 months. As at December 31, 2016, 6,042 Agnico Eagle common shares were held in a trust in connection with the LTIP (December 31, 2015 – 3,788 common shares held in a trust).

The trusts have been evaluated under IFRS 10 – Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in a trust are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in a trust are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at December 31, 2016 were exercised:

Common shares outstanding at December 31, 2016	224,965,140

Employee stock options	5,478,837

Common shares held in a trust in connection with the RSU plan (note 18(c)), PSU plan (note 18(d)) and LTIP	500,514

Total	230,944,491

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,

	2016	2015

Net income for the year	$158,824	$24,583

Weighted average number of common shares outstanding – basic (in thousands)	222,737	216,168

Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	639	300

Add: Dilutive impact of employee stock options	2,378	633

Weighted average number of common shares outstanding – diluted (in thousands)	225,754	217,101

Net income per share – basic	$0.71	$0.11

Net income per share – diluted	$0.70	$0.11

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   45

For the year ended December 31, 2016, 20,000 (year ended December 31, 2015 – 6,806,055) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

Flow-through share private placement

On March 10, 2016, the Company raised approximately C$25.0 million ($18.7 million) through the issuance of 374,869 flow-through common shares at a price of C$66.69 per common share. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the issuer, subject to a renouncement process. At the time the flow-through shares were issued, the sale of tax deductions were deferred and were presented in the accounts payable and accrued liabilities line item in the consolidated balance sheets because the Company had not yet fulfilled its obligation to pass on the tax deductions to the investor. At the time the Company fulfills its obligation, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expense. The closing price of the Company's common shares on the March 10, 2016 issuance date was C$48.49, resulting in an increase to share capital of approximately C$18.2 million ($13.6 million). The initial C$6.8 million ($5.1 million) liability is drawn down as eligible expenditures are incurred because the Company has a positive intention to renounce these expenses. During the year ended December 31, 2016, the liability was fully extinguished based on eligible expenditures incurred.

17. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

During the year ended December 31, 2016, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 80.9% of revenues from mining operations in the Northern and Southern business units. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2016, the Company had $8.2 million (December 31, 2015 – $7.7 million) in receivables relating to provisionally priced concentrate sales. For the year ended December 31, 2016, the Company recognized mark-to-market gains of $0.6 million (year ended December 31, 2015 – losses of $0.5 million) on concentrate receivables.

46   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,

	2016	2015

Revenues from mining operations:

Gold	$2,049,871	$1,911,500

Silver	85,096	66,991

Zinc	1,413	505

Copper	1,852	6,436

Total revenues from mining operations	$2,138,232	$1,985,432

In 2016, precious metals (gold and silver) accounted for 99.9% of Agnico Eagle's revenues from mining operations (2015 – 99.7%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

18. STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan

    The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2016, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 31,300,000 common shares.

    Of the 2,160,075 stock options granted under the ESOP in 2016, 540,027 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2021, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 3,068,080 stock options granted under the ESOP in 2015, 688,995 stock options vested immediately. The remaining stock options, all of which expire in 2020, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   47

    The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Year Ended December 31, 2016			Year Ended December 31, 2015
	Number of Stock Options		Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price

Outstanding, beginning of year	12,082,212	C$	43.65	11,913,210	C$	48.84

Granted	2,160,075		36.65	3,068,080		29.09

Exercised	(6,492,907)		38.48	(747,683)		29.68

Forfeited	(141,038)		38.42	(92,314)		40.40

Expired	(2,129,505)		76.46	(2,059,081)		57.20

Outstanding, end of year	5,478,837	C$	34.40	12,082,212	C$	43.65

Options exercisable, end of year	1,606,558	C$	40.27	7,519,120	C$	50.71

    The average share price of Agnico Eagle's common shares during the year ended December 31, 2016 was C$58.52 (year ended December 31, 2015 – C$36.16).

    The weighted average grant date fair value of stock options granted in 2016 was C$9.69 (2015 – $C8.10).

    The following table sets out information about Agnico Eagle's stock options outstanding and exercisable at December 31, 2016:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable		Weighted Average Exercise Price

C$28.03 – C$38.15	4,747,712	3.15 years	C$	31.65	907,308	C$	31.06

C$40.66 – C$66.17	731,125	1.16 years		$52.25	699,250		$52.23

C$28.03 – C$66.17	5,478,837	2.89 years	C$	34.40	1,606,558	C$	40.27

    The weighted average remaining contractual term of stock options exercisable at December 31, 2016 was 2.08 years.

    The Company has reserved for issuance 5,478,837 common shares in the event that these stock options are exercised.

48   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The number of common shares available for the grant of stock options under the ESOP as at December 31, 2016 and December 31, 2015 was 6,289,059 and 2,678,591, respectively.

    Subsequent to the year ended December 31, 2016, 2,003,140 stock options were granted under the ESOP, of which 500,796 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2022, vest in equal installments on each anniversary date of the grant over a three-year period.

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,

	2016	2015

Risk-free interest rate	0.89%	1.50%

Expected life of stock options (in years)	2.5	2.7

Expected volatility of Agnico Eagle's share price	45.0%	45.0%

Expected dividend yield	1.33%	1.69%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    The total compensation expense for the ESOP recorded in the general and administrative line item of the consolidated statements of income and comprehensive income for 2016 was $16.6 million (2015 – $20.1 million). Of the total compensation cost for the ESOP, $0.3 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in 2016 (2015 – $0.6 million).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the Company's shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle's common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

    Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2016 related to the ISPP was $5.1 million (2015 – $4.7 million).

    In 2016, 344,778 common shares were subscribed for under the ISPP (2015 – 512,438) for a value of $15.4 million (2015 – $14.0 million). In May 2015, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 7,100,000 from 6,100,000. As at December 31, 2016, Agnico Eagle has reserved for issuance 1,554,970 common shares (2015 – 1,899,748) under the ISPP.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   49

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of three years.

    In 2016, 354,592 (2015 – 423,822) RSUs were granted with a grant date fair value of $28.62 (2015 – $27.99). In 2016, the Company funded the RSU plan by transferring $10.1 million (2015 – $11.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the RSU plan was $10.4 million in 2016 (2015 – $12.0 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the consolidated statements of income and comprehensive income.

    Subsequent to the year ended December 31, 2016, 360,500 RSUs were granted under the RSU plan.

  (d)
  Performance Share Unit Plan

    Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three year period based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

    In 2016, 183,000 (2015 – nil) PSUs were granted with a grant date fair value of $32.20. The Company funded the PSU plan by transferring $5.3 million (2015 – nil) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the PSU plan was $2.2 million in 2016 (2015 – nil). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the consolidated statements of income and comprehensive income.

    Subsequent to the year ended December 31, 2016, 182,000 PSUs were granted under the PSU plan.

50   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

19. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company's financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

  a)
  Market Risk

    Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

    i.
    Interest Rate Risk

      Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations that have floating interest rates.

      The impact of a 1.0% change in interest rates on income before income and mining taxes and equity as at December 31, 2016 is approximately $2.6 million (2015 – $4.5 million).

    ii.
    Commodity Price Risk

    a.
    Metal Prices

        Agnico Eagle's revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

        In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized by-product metal prices. The Company's policy does not allow speculative trading.

      b.
      Fuel

        To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (refer to note 20 to these consolidated financial statements for further details on derivative financial instruments).

    iii.
    Foreign Currency Risk

      The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   51

      permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (refer to note 20 to these consolidated financial statements for further details on the Company's derivative financial instruments).

    The following table sets out the translation impact on income before income and mining taxes and equity for the year ended December 31, 2016 of a 10.0% change in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant.

	Impact on Income Before Income and Mining Taxes and Equity

	10.0% Strengthening of the US Dollar	10.0% Weakening of the US Dollar

Canadian dollar	$7,015	$(7,015)

Euro	$2,159	$(2,159)

Mexican peso	$(66)	$66

  b)
  Credit Risk

    Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, restricted cash, trade receivables and derivative financial instruments. The Company holds its cash and cash equivalents, restricted cash and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2016	As at December 31, 2015

Cash and cash equivalents	$539,974	$124,150

Short-term investments	8,424	7,444

Restricted cash	1,162	1,426

Trade receivables	8,185	7,714

Derivative financial instrument assets	364	87

Total	$558,109	$140,821

52   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  c)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its debt rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to finance lease obligations are detailed in note 13(a) to these consolidated financial statements and contractual maturities relating to long-term debt are detailed in note 14 to these consolidated financial statements. Other financial liabilities, including accounts payable and accrued liabilities and derivative financial instruments, have maturities within one year of December 31, 2016.

  d)
  Capital Risk Management

    The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

    Agnico Eagle's capital structure comprises a mix of long-term debt and total equity as follows:

	As at December 31, 2016	As at December 31, 2015

Long-term debt	$1,202,686	$1,132,638

Total equity	4,492,474	4,141,020

Total	$5,695,160	$5,273,658

    The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

    See note 14 to these consolidated financial statements for details related to Agnico Eagle's compliance with its long-term debt covenants.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

As at December 31, 2016, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At December 31, 2016, the zero cost collars related to $179.4 million of 2017

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   53

expenditures and the Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item of the consolidated statements of income and comprehensive income. Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2016 and 2015 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at December 31, 2016 or December 31, 2015. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income and comprehensive income.

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at December 31, 2016 relating to 1.0 million gallons of heating oil (December 31, 2015 – 7.0 million gallons of heating oil). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

As at December 31, 2016 and December 31, 2015, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income and comprehensive income:

	Year Ended December 31,

	2016	2015

Premiums realized on written foreign exchange call options	$(2,569)	$(2,654)

Realized loss (gain) on warrants	543	(9,072)

Unrealized (gain) loss on warrants(i)	(580)	2,213

Realized loss on currency and commodity derivatives	357	29,297

Unrealized gain on currency and commodity derivatives(i)	(7,219)	(176)

(Gain) loss on derivative financial instruments	$(9,468)	$19,608

Note:

(i)
Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the (gain) loss on derivative financial instruments line item of the consolidated statements of income and comprehensive income and through the other line item of the consolidated statements of cash flows.

54   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

21. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine including the Amaruq deposit, Canadian Malartic joint operation, Meliadine project and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   55

Year Ended December 31, 2016	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Gain on Impairment Reversal	Segment Income (Loss)

Northern Business:

LaRonde mine	$388,180	$(179,496)	$–	$–	$208,684

Lapa mine	92,160	(52,974)	–	–	39,186

Goldex mine	149,730	(63,310)	–	–	86,420

Meadowbank mine	384,023	(218,963)	(63,488)	37,161	138,733

Canadian Malartic joint operation	371,920	(183,635)	(4,044)	–	184,241

Meliadine project	–	–	–	83,000	83,000

Kittila mine	252,346	(141,871)	–	–	110,475

Total Northern Business	1,638,359	(840,249)	(67,532)	120,161	850,739

Southern Business:

Pinos Altos mine	294,377	(114,557)	–	–	179,820

Creston Mascota deposit at Pinos Altos	62,967	(27,341)	–	–	35,626

La India mine	142,529	(49,745)	–	–	92,784

Total Southern Business	499,873	(191,643)	–	–	308,230

Exploration	–	–	(79,446)	–	(79,446)

Segments totals	$2,138,232	$(1,031,892)	$(146,978)	$120,161	$1,079,523

Total segments income					$1,079,523

Corporate and other:

Amortization of property, plant and mine development					(613,160)

General and administrative					(102,781)

Finance costs					(74,641)

Gain on derivative financial instruments					9,468

Gain on sale of available-for-sale securities					3,500

Environmental remediation					(4,058)

Foreign currency translation loss					(13,157)

Other expenses					(16,233)

Income before income and mining taxes					$268,461

56   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2015	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)

Northern Business:

LaRonde mine	$318,207	$(172,283)	$–	$145,924

Lapa mine	104,785	(52,571)	–	52,214

Goldex mine	133,845	(61,278)	–	72,567

Meadowbank mine	446,898	(230,564)	(43,676)	172,658

Canadian Malartic joint operation	333,280	(171,473)	(6,093)	155,714

Kittila mine	206,357	(126,095)	–	80,262

Total Northern Business	1,543,372	(814,264)	(49,769)	679,339

Southern Business:

Pinos Altos mine	250,909	(105,175)	–	145,734

Creston Mascota deposit at Pinos Altos	66,472	(26,278)	–	40,194

La India mine	124,679	(49,578)	–	75,101

Total Southern Business	442,060	(181,031)	–	261,029

Exploration	–	–	(60,584)	(60,584)

Segments totals	$1,985,432	$(995,295)	$(110,353)	$879,784

Total segments income				$879,784

Corporate and other:

Amortization of property, plant and mine development				(608,609)

General and administrative				(96,973)

Impairment loss on available-for-sale securities				(12,035)

Finance costs				(75,228)

Loss on derivative financial instruments				(19,608)

Gain on sale of available-for-sale securities				24,600

Environmental remediation				(2,003)

Foreign currency translation gain				4,728

Other expenses				(12,028)

Income before income and mining taxes				$82,628

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   57

	Total Assets as at

	December 31, 2016	December 31, 2015

Northern Business:

LaRonde mine	$808,981	$834,881

Lapa mine	16,473	50,951

Goldex mine	248,766	201,257

Meadowbank mine	500,207	595,682

Canadian Malartic joint operation	1,956,285	2,012,648

Meliadine project	781,999	561,271

Kittila mine	961,392	933,362

Total Northern Business	5,274,103	5,190,052

Southern Business:

Pinos Altos mine	667,123	585,735

Creston Mascota deposit at Pinos Altos	60,308	70,670

La India mine	428,005	501,179

Total Southern Business	1,155,436	1,157,584

Exploration	198,738	199,606

Corporate and other	479,674	135,938

Total assets	$7,107,951	$6,683,180

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2015 and December 31, 2016:

	Meliadine Project	La India Mine	Canadian Malartic Joint Operation	Total

Cost	$200,064	$39,017	$657,792	$896,873

Accumulated impairment	(200,064)	–	–	(200,064)

Carrying amount	$–	$39,017	$657,792	$696,809

58   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out capital expenditures by segment:

	Capital Expenditures Year Ended December 31,

	2016	2015

Northern Business:

LaRonde mine	$64,288	$67,342

Lapa mine	–	6,491

Goldex mine	78,388	48,818

Meadowbank mine	38,248	65,230

Canadian Malartic joint operation	60,434	43,368

Meliadine project	116,136	66,747

Kittila mine	75,904	56,404

Total Northern Business	433,398	354,400

Southern Business:

Pinos Altos mine	59,572	61,829

Creston Mascota deposit at Pinos Altos	9,287	4,195

La India mine	10,507	23,379

Total Southern Business	79,366	89,403

Corporate and other	3,286	5,955

Total capital expenditures	$516,050	$449,758

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,

	2016	2015

Canada	$1,386,013	$1,337,017

Mexico	499,873	442,058

Finland	252,346	206,357

Total revenues from mining operations	$2,138,232	$1,985,432

(i)
Presented based on the location of the mine from which the product originated.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   59

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2016

21. SEGMENTED INFORMATION (Continued)

The following table sets out non-current assets by geographic area:

	Non-current Assets as at

	December 31, 2016	December 31, 2015

Canada	$3,970,435	$3,878,644

Mexico	1,010,063	1,082,524

Finland	887,032	882,345

United States	10,242	10,242

Total non-current assets	$5,877,772	$5,853,755

22. IMPAIRMENT AND IMPAIRMENT REVERSALS

Goodwill Impairment Testing

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and if an indicator of impairment is identified, goodwill and long-lived assets are tested for impairment at that time. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized for any excess of the carrying amount of the asset over its recoverable amount.

The estimated recoverable amount of the Canadian Malartic joint operation segment as at December 31, 2016 and December 31, 2015 was determined on the basis of fair value less costs to dispose of the Canadian Malartic mine as well as the exploration properties included in the joint operation. The estimated recoverable amount of the Canadian Malartic mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 6.00% (2015 – 5.25%), commensurate with the estimated level of risk associated with the Canadian Malartic mine. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,250 per ounce (in real terms) (2015 – $1,150 to $1,250 per ounce), foreign exchange rates of US$0.75:C$1.00 to US$0.80:C$1.00 (2015 – US$0.75:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0% (2015 – 2.0%), and capital, operating and reclamation costs based on applicable life-of-mine plans. Exploration properties within the joint operation were valued by reference to comparable recent transactions. The Canadian Malartic joint operation segment estimated recoverable amount exceeded its carrying amount at December 31, 2016 and December 31, 2015. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Impairment Reversals

The Company assesses for indicators of impairment reversal on long-lived assets other than goodwill that have previously been impaired at each reporting period end. If an indicator of impairment reversal is identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. An impairment loss recognized in a prior period can only be reversed if there are subsequent changes in the estimates or significant assumptions that were used to determine the recoverable amount since the impairment loss was recognized. A gain on impairment reversal is recognized for any excess of the recoverable amount of the asset over its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued.

60   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In 2016, the Company completed an internal technical study on the Amaruq satellite deposit at the Meadowbank mine. Board approval for the development of the project was received on February 15, 2017. The favourable project economics and the expected potential for extensions to the Company's current mine plan in relation to the Amaruq satellite deposit at the Meadowbank mine is an impairment reversal indicator for the Meadowbank mine CGU. The updated mine plan represents an observable indication that the value of the CGU has increased significantly and is a favourable change to the extent and manner in which the asset is expected to be used. There is significant judgement involved in the determination of whether a previously recognized impairment loss should be reversed.

The estimated recoverable amount of the Meadowbank mine CGU as at December 31, 2016 was determined on the basis of fair value less costs to dispose of the mine. The estimated recoverable amount of the Meadowbank mine CGU was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 7.25% (2015 – 3.75%), commensurate with the estimated level of risk associated with the Meadowbank mine CGU. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,250 per ounce (in real terms), foreign exchange rates of US$0.75:C$1.00 to US$0.80:C$1.00, an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life-of-mine plans. The estimated recoverable amount of the Meadowbank mine CGU exceeded its carrying amount at December 31, 2016. The Meadowbank mine CGU's maximum impairment reversal is limited to the difference between the current carrying amount and the previous carrying amount less amortization that would have been recognized had the assets not been previously impaired. Certain assets that are not expected to be utilized in conjunction with the Amaruq satellite deposit had recoverable amounts less than their current carrying amounts and therefore no impairment reversal was applied. The Company determined that the Amaruq satellite deposit will utilize some of the existing infrastructure at the Meadowbank mine, primarily the mill, camp, road and airstrip, to generate cashflows at the Amaruq satellite deposit and these assets were written up to the maximum of the previous carrying amount that would have been determined had no impairment loss been recognized for the assets in prior years. A gain on impairment reversal of $37.2 million ($27.6 million, net of tax) was recognized in the gain on impairment reversal line item in the consolidated statements of income and comprehensive income to increase the carrying amount of related plant and equipment. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

In 2016, the Company completed internal studies to optimize the previous Meliadine mine plan that had been outlined in an updated NI 43-101 technical report dated February 11, 2015. These internal studies evaluated various opportunities to improve the project economics and the after-tax internal rate of return. Board approval for development of the project was received on February 15, 2017. The favourable project economics and the expected potential for extensions to the Company's current mine plan is an impairment reversal indicator for the Meliadine project CGU. The updated mine plan represents an observable indication that the value of the CGU has increased significantly and is a favourable change to the extent and manner in which the asset is expected to be used. There is significant judgment involved in the determination of whether a previously recognized impairment loss should be reversed.

The estimated recoverable amount of the Meliadine project CGU as at December 31, 2016 was determined on the basis of fair value less costs to dispose of the mine. The estimated recoverable amount of the Meliadine project CGU was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 9.00% (2015 – 7.50%), commensurate with the estimated level of risk associated with the Meliadine project CGU. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,250 per ounce (in real terms), foreign exchange rates of US$0.75:C$1.00 to US$0.80:C$1.00, an inflation rate of 2.0% and capital, operating and reclamation costs based on applicable life-of-mine plans. As the Meliadine project CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, a gain on impairment reversal of $83.0 million ($53.6 million, net of tax) was recognized in the gain on impairment reversal line item in the consolidated statements of income and comprehensive income to increase the carrying amount of the related

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   61

mining property. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Key Assumptions

Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on Government of Canada marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction. Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions.

23. INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,

	2016	2015

Current income and mining taxes	$102,028	$51,495

Deferred income and mining taxes:

Origination and reversal of temporary differences	7,609	6,550

Total income and mining taxes expense	$109,637	$58,045

62   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,

	2016	2015

Combined federal and composite provincial tax rates	26.0%	26.0%

Expected income tax expense at statutory income tax rate	$69,666	$21,442

Increase (decrease) in income and mining taxes resulting from:

Mining taxes	33,949	19,042

Tax law changes	(1,557)	4,357

Impact of foreign tax rates	(9,370)	(8,499)

Permanent differences	2,387	1,359

Impact of foreign exchange on deferred income tax balances	14,562	20,344

Total income and mining taxes expense	$109,637	$58,045

The following table sets out the components of Agnico Eagle's net deferred income and mining tax liabilities:

	As at December 31, 2016	As at December 31, 2015

Mining properties	$1,046,218	$1,039,105

Net operating and capital loss carry forwards	(80,227)	(86,126)

Mining taxes	(76,344)	(75,410)

Reclamation provisions and other liabilities	(70,085)	(75,455)

Total deferred income and mining tax liabilities	$819,562	$802,114

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   63

	Year Ended December 31,

	2016	2015

Deferred income and mining tax liabilities – beginning of year	$802,114	$797,192

Income and mining tax impact recognized in net income	7,888	6,025

Income tax impact recognized in other comprehensive income (loss)	4,458	(1,103)

Reduction of flow-through share liability	5,102	–

Deferred income and mining tax liabilities – end of year	$819,562	$802,114

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2016	As at December 31, 2015

Net capital loss carry forwards	$34,298	$90,647

Other deductible temporary differences	202,614	213,879

Unrecognized deductible temporary differences and unused tax losses	$236,912	$304,526

The Company also has unused tax credits of $12.9 million as at December 31, 2016 (December 31, 2015 – $9.9 million) for which a deferred tax asset has not been recognized.

Capital loss carry forwards and other deductible temporary differences have no expiry date while the unused tax credits expire in 2020.

The Company has $410.5 million (2015 – $412.8 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination.

64   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

24. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2016, employee benefits expense was $479.1 million (2015 – $463.0 million). There were no related party transactions in 2016 or 2015 other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

	Year Ended December 31,

	2016	2015

Salaries, short-term incentives and other benefits	$16,620	$13,620

Post-employment benefits	1,489	1,452

Share-based payments	13,591	13,919

Total	$31,700	$28,991

25. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2016, the total amount of these guarantees was $251.6 million.

Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalty arrangements:

  •
  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine's operations commenced, the Company has been required to pay 2.0% on net smelter returns, defined as revenue less processing costs. The royalty is paid on an annual basis in the following year.

  •
  The Company is committed to pay 2.0% net smelter return on the Barsele property in Sweden. The net smelter return is defined as gross proceeds less refining costs. Payment should be done quarterly one month in arrears. The Company has a buyout option to purchase the right to be paid the royalty, for an aggregate consideration of US$5 million.

  •
  The Partnership is committed to pay a royalty on production from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.

  •
  The Company is committed to pay a royalty on production from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net profits interest royalties and net smelter return royalties, with percentages ranging from 2.5% to 5.0%.

  •
  The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 0.5% to 3.5%.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   65

The Company had the following purchase commitments as at December 31, 2016, of which $29.4 million related to capital expenditures:

Purchase Commitments

2017	$43,289

2018	8,562

2019	6,520

2020	5,035

2021	3,854

Thereafter	16,971

Total	$84,231

26. ONGOING LITIGATION

On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. Proceedings for the certification of the class are scheduled for April 11 and 12, 2017. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutary injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec is pending. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. Agnico Eagle and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

27. SUBSEQUENT EVENTS

Dividends Declared

On February 15, 2017, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.10 per common share (a total value of approximately $22.5 million), paid on March 15, 2017 to holders of record of the common shares of the Company on March 1, 2017.

Purchase of Otis Gold Corporation Common Shares

On February 28, 2017, the Company completed the purchase of 14,420,000 common shares of Otis Gold Corporation ("Otis") pursuant to a private placement. The Company paid C$0.35 per Otis common share, for total consideration of approximately C$5.0 million. Upon the closing of the transaction, Agnico Eagle held approximately 9.95% of the issued and outstanding common shares of Otis on a non-diluted basis.

66   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Purchase of GoldQuest Mining Corporation Common Shares

On March 8, 2017, the Company completed the purchase of 38,100,000 common shares of GoldQuest Mining Corporation ("GoldQuest") pursuant to a private placement. The Company paid C$0.60 per GoldQuest common share, for total consideration of approximately C$22.9 million. Upon the closing of the transaction, Agnico Eagle held approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   67

QuickLinks

  Exhibit 99.2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars)